SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
(Amendment No. 5)*
SearchMedia Holdings Limited

(Name of Issuer)
Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)
G8005Y106

(CUSIP Number)
Joshua B. Weingard, Esq.
SearchMedia Holdings Limited
4400 Biscayne Blvd.
Miami, FL 33137
(305) 572-4112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2009

(Date of Event which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8005Y106

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,011,169*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,011,169*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,011,169*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Frost Gamma owns 5,011,169 shares (includes vested warrants to purchase 2,626,434 ordinary shares).

CUSIP No.	G8005Y106

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,011,169*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,011,169*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,011,169*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
* Frost Gamma owns 5,011,169 shares (includes vested warrants to purchase 2,626,434 ordinary shares).

     This Amendment No. 5 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, and Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, and Amendment No. 4 to the Schedule 13D filed on July 14, 2009 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Amended and Restated Joint Filing Agreement as executed by the Reporting Persons (Exhibit 99.6 to Amendment No. 2 to the Schedule 13D filed on April 13, 2009 is hereby incorporated by this reference.)
Item 1. Security and Issuer.
     Item 1 is deleted in its entirety and replaced with the following text:
     This Schedule 13D is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively the “Reporting Persons”) with respect to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of SearchMedia Holdings Limited, a Cayman Island exempted company (the “Issuer”), the successor to Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). Also referenced below are warrants to purchase ordinary shares (the “Warrants”). The principal executive offices of the Issuer are located at 4B, Ying Long Building, 1358 Yan An Road West, Shanghai, People’s Republic of China 200052.
Item 2. Identity and Background.
     Item 2 is deleted in its entirety and replaced with the following text:
     This Schedule 13D is being filed jointly on behalf of Frost Gamma Investments Trust, a trust formed under the laws of the State of Florida for the purpose of making and holding investments (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”), an individual residing in the State of Florida and the sole trustee of Gamma Trust. Gamma Trust and Dr. Frost are collectively referred to herein as the Reporting Persons. The sole trustee of the Gamma Trust is Dr. Frost. The sole beneficiary of the Gamma Trust is the Frost Gamma L.P. The principal business address of the Reporting Persons is 4400 Biscayne Blvd., Suite 1500, Miami, FL 33137.
     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended by adding the following paragraphs to the end of the item:
     Gamma Trust acquired an aggregate of 150,000 Ordinary Shares and 49,600 Warrants for investment purposes, in a series of transactions as follows: (1) 49,600 Warrants on July 17, 2009 at $0.56 per Warrant, (2) 100,000 Ordinary Shares on October 21, 2009 at $8.13 per share, (3) an aggregate of 50,000 Ordinary Shares on October 28, 2009 at prices ranging from $7.67 per share to $8.11 per share.

     The source of funds used in all transactions described above consists of working capital of Gamma Trust.
     On October 30, 2009, Ideation completed a redomestication that resulted in holders of Ideation securities holding securities in the Issuer, pursuant to an Agreement and Plan of Merger, Conversion and Share Exchange, dated March 31, 2009 (the “Share Exchange Agreement”), by and among Ideation, ID Arizona, SearchMedia International Limited (“SM Cayman”), the subsidiaries of SM Cayman, Shanghai Jingli Advertising Co., Ltd., and certain shareholders and warrantholders of SM Cayman, among others. The Share Exchange Agreement provided for two primary transactions: (1) the redomestication of Ideation from a Delaware corporation to a Cayman Islands exempted company and (2) the business combination between Ideation and SM Cayman, after which SM Cayman became a wholly owned subsidiary of the Issuer.
     In connection with the business combination, on October 30, 2009, Gamma Trust was issued an aggregate of 155,234 Warrants. A total of 105,275 Warrants were issued in satisfaction of Gamma Trust’s sponsor purchase commitment amount (the “Sponsor Purchase Warrants”), and a total of 49,959 Warrants (the “Promissory Note Warrants”) were issued in connection with the conversion of a certain promissory note held by Gamma Trust with respect to interim financing provided to SM Cayman (the “Promissory Note Conversion”). In addition, on October 30, 2009, Gamma Trust was issued an aggregate of 199,835 Ordinary Shares in connection with the Promissory Note Conversion.
Item 4. Purpose of Transaction.
     Item 4 is amended by deleting the first paragraph in its entirety and replacing it with the following text:
     The Reporting Persons acquired the Ordinary Shares and Warrants for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional Ordinary Shares or Warrants. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Ordinary Shares or Warrants which they now owns or may hereafter acquire.
Item 5. Interest in Securities of the Issuer.
     Item 5 is deleted in its entirety and replaced with the following text:
     (a) The Reporting Persons are the beneficial owners of 5,011,169 Ordinary Shares of the Issuer, representing 21.4% of the Issuer’s Ordinary Shares. This figure includes the right to acquire 2,626,434 Ordinary Shares pursuant to Warrants held by the Reporting Persons, each exercisable into one Ordinary Share. The percentage of beneficial ownership is based upon 20,758,368 Ordinary Shares outstanding as of December 17, 2009.

     (b) Each of the Reporting Persons has the shared power to vote or direct to vote and the shared power to dispose or direct the disposition of 5,011,169 shares of Ordinary Shares of the Issuer. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust, and Gamma Trust may be deemed to be the beneficial owner of the shares held by Dr. Frost.
     The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
(c)	Transactions in the Issuer’s securities effected by the Reporting Persons during the past sixty days:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security
10/21/09	100,000 Shares	Open Market Purchase	$8.13 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.67 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.69 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.70 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.73 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.75 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.78 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.80 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.82 per share
10/28/09	2,500 Shares	Open Market Purchase	$7.84 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.85 per share
10/28/09	5,000 Shares	Open Market Purchase	$7.87 per share
10/28/09	1,000 Shares	Open Market Purchase	$7.91 per share
10/28/09	2,500 Shares	Open Market Purchase	$7.93 per share
10/28/09	500 Shares	Open Market Purchase	$7.95 per share
10/28/09	3,500 Shares	Open Market Purchase	$7.96 per share
10/28/09	2,500 Shares	Open Market Purchase	$8.00 per share
10/28/09	5,000 Shares	Open Market Purchase	$8.02 per share
10/28/09	2,500 Shares	Open Market Purchase	$8.05 per share
10/28/09	100 Shares	Open Market Purchase	$8.07 per share
10/28/09	5,000 Shares	Open Market Purchase	$8.08 per share
10/28/09	3,800 Shares	Open Market Purchase	$8.10 per share
10/28/09	7,100 Shares	Open Market Purchase	$8.11 per share
10/30/09	49,959 Warrants	Issued in connection with business combination	N/A
10/30/09	105,275 Warrants	Issued in connection with business combination	N/A
10/30/09	199,835 Shares	Issued in connection with business combination	N/A
     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is deleted in its entirety and replaced with the following text:
     Warrants. Gamma Trust purchased an aggregate of 1,320,000 Warrants prior to Ideation’s initial public offering in November 2007 (the “IPO”), and an aggregate of 1,151,200 Warrants in open market transactions between the IPO and the business combination. Each Warrant entitles the registered holder to purchase one Ordinary Share at a price of $6.00 per share, subject to adjustment as discussed below.
     The Warrants will expire at 5:00 p.m., New York City time, November 19, 2011.
     The Issuer may call the Warrants for redemption:
•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon not less than 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Ordinary Shares equals or exceeds $11.50 per share (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of Ordinary Shares) for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.
     provided that the Issuer has an effective registration statement under the Securities Act of 1933, as amended, covering the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available throughout the 30 day notice of redemption period.
     The right to exercise will be forfeited unless they are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

     If the Issuer calls the Warrants for redemption as described above, the Insider Warrants may be exercised on a “cashless basis.”
     The exercise price and number of Ordinary Shares issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Issuer’s recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of Ordinary Shares at a price below their respective exercise prices.
     In addition to the Warrants described above, Gamma Trust also has Sponsor Purchase Warrants and Promissory Note Warrants, which were issued to Gamma Trust in connection with the business combination. Each Sponsor Purchase Warrant or Promissory Note Warrant entitles Gamma Trust to purchase one Ordinary Share at a price of $7.8815 per share, as adjusted from time to time, and expires on October 30, 2012.
     Registration Rights Agreement. Gamma Trust is a party to a registration rights agreement pursuant to which it is entitled to registration rights for Ordinary Shares issued to it upon exercise of Warrants. Gamma Trust is entitled to deliver a demand or “piggyback” notice to the Issuer to register its Ordinary Shares underlying the Warrants. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.
     Voting Agreement. Gamma Trust is a party to a voting agreement that provides, among other things, that, for a period commencing on October 30, 2009 and ending on October 30, 2011, it will agree to vote in favor of the director nominees nominated by the Ideation representative and the SM Cayman shareholders’ representatives as provided in the Share Exchange Agreement.
Item 7. Material to be Filed as Exhibits.
     The following text is added at the end of Item 7.

Exhibit 99.6	Registration Rights Agreement, dated October 30, 2009, by and among the Issuer and certain shareholders and warrantholders of the Issuer that are a party thereto.

Exhibit 99.7	Voting Agreement, dated October 30, 2009, by and among the Issuer and certain shareholders and other security holders of the Issuer that are a party thereto.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2009	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: December 23, 2009	FROST GAMMA INVESTMENTS TRUST
	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee